Exhibit 99.3

Media Release

FOR IMMEDIATE RELEASE

IMV Leadership to Participate in Upcoming Investor and
Business Development Conferences

Halifax, Nova Scotia; May 30, 2018 – IMV Inc. (TSX: IMV; OTCQX: IMMVF), a clinical stage immuno-oncology company, today announced details on upcoming industry presentations that the company’s leadership will be making at the 4th Annual Immuno-Oncology BD&L and Investment (IOBDLI) Forum and the International Cancer Cluster Showcase (ICCS).

Chief Executive Officer Frederic Ors will join in the IOBDLI Forum, which is taking place on June 1, 2018, at the Waldorf Astoria Hotel in Chicago. Mr. Ors will present a corporate update, and participate in a panel discussion on recent industry innovations in targeted cancer immunotherapies.

In addition, Joseph Sullivan, IMV’s Senior Vice President of Business Development, will present an update on the Company’s progress and corporate strategy at the ICCS on June 4, 2018, during the 2018 BIO International Convention, taking place at the Boston Convention Center.

Details for Mr. Ors’ IOBDLI events are as follows:

Plenary Session Panel Discussion

•	Title: Cancer Vaccines and Neo Antigens Evaluating Latest Progress Panel
•	Date: June 1, 2018
•	Time: 11:20 a.m. – 12:00 p.m. CT
•	Location: Waldorf Astoria Hotel

IMV Corporate Presentation:

•	Date: June 1, 2018
•	Time: 3:20 p.m. – 3:40 p.m. CT
•	Presentation Track D
•	Location: Waldorf Astoria Hotel, Sinclair Ballroom

Details for Mr. Sullivan’s ICCS presentation include:

•	Date: June 4, 2018
•	Time: 12:30 p.m. ET
•	Location: Boston Convention Center, Level 2, Rooms 256 and 258A

About the Conferences

Immuno-Oncology BD&L and Investment (IOBDLI) Forum

Taking place on the first day of ASCO, the 4th Annual Immuno-Oncology BD&L and Investment Forum is designed to bring together thought leaders from cancer research institutes, patient advocacy groups, pharma and biotech to facilitate partnering, funding and investment. Conference organizers expect approximately 200 delegates and over 20 presentations by listed and private biotechnology companies seeking licensing and investment.

International Cancer Cluster Showcase (ICCS) 2018

The 7th International Cancer Cluster Showcase, taking place during the annual BIO International Convention in Boston, features 200+ representatives of the international oncology community. Participants from leading North American and European biotech companies present innovations and latest R&D activities in compact four minute presentations.

About IMV

IMV Inc., formerly Immunovaccine Inc., is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently conducting three clinical studies with Incyte and Merck assessing DPX-Survivac as a combination therapy in ovarian cancer and diffuse large B-cell lymphoma. Connect at www.imv-inc.com.

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Contacts for IMV:

MEDIA

Mike Beyer, Sam Brown Inc.

T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS

Pierre Labbé, Chief Financial Officer

T: (902) 492-1819 E: info@imv-inc.com

Patti Bank, Managing Director, Westwicke Partners

O: (415) 513-1284

T: (415) 515-4572 E: patti.bank@westwicke.com